

Mail Stop 3561

August 7, 2009

Mr. Carlos Augusto Lira Aguiar
Chief Executive Officer
Aracruz Cellulose S.A.
Av. Brigadeiro Faria Lima, 2277, 4th floor
São Paulo, SP 01452-000
Brazil

> **Re: Aracruz Cellulose S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 001-11005**

Dear Mr. Aguiar:

   We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

General

1.   We note the disclosure on page 26 of your Form 20-F filed June 30, 2009, and in your Form 6-K filed July 29, 2009, that the stock swap merger with VCP is being conducted pursuant to exemptions from registration under the Securities Act. With a view to disclosure, please advise us of the specific sections or rules under the Securities Act under which the exemption from registration will be claimed.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director